UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 1, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 April 2025
Exhibit No. 2	Total Voting Rights dated 01 April 2025
Exhibit No. 3	Transaction in Own Shares dated 02 April 2025
Exhibit No. 4	Transaction in Own Shares dated 03 April 2025
Exhibit No. 5	Transaction in Own Shares dated 04 April 2025
Exhibit No. 6	Transaction in Own Shares dated 07 April 2025
Exhibit No. 7	Transaction in Own Shares dated 08 April 2025
Exhibit No. 8	Transaction in Own Shares dated 09 April 2025
Exhibit No. 9	Transaction in Own Shares dated 10 April 2025
Exhibit No. 10	Director/PDMR Shareholding dated 10 April 2025
Exhibit No. 11	Transaction in Own Shares dated 11 April 2025
Exhibit No. 12	Transaction in Own Shares dated 14 April 2025
Exhibit No. 13	Director Declaration dated 15 April 2025
Exhibit No. 14	Transaction in Own Shares dated 17 April 2025
Exhibit No. 15	Transaction in Own Shares dated 22 April 2025
Exhibit No. 16	Transaction in Own Shares dated 23 April 2025
Exhibit No. 17	Transaction in Own Shares dated 24 April 2025
Exhibit No. 18	Transaction in Own Shares dated 25 April 2025
Exhibit No. 19	Transaction in Own Shares dated 28 April 2025
Exhibit No. 20	Transaction in Own Shares dated 29 April 2025
Exhibit No. 21	Transaction in Own Shares dated 30 April 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 1, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	31 March 2025
Number of ordinary shares purchased:	5,247,000
Highest price paid per share:	289.8500p
Lowest price paid per share:	284.7500p
Volume weighted average price paid per share:	287.1729p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,328,117,693 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,328,117,693 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0144D_1-2025-3-31.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 112,366,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.3398p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 2

                                                                                                                                                          1 April 2025

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2025, Barclays PLC's issued share capital consists of 14,328,117,693 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 14,328,117,693 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

2 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	1 April 2025
Number of ordinary shares purchased:	5,300,000
Highest price paid per share:	295.9000p
Lowest price paid per share:	291.7000p
Volume weighted average price paid per share:	294.0653p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,322,850,549 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,322,850,549 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2351D_1-2025-4-1.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 117,666,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.1022p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 4

3 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	2 April 2025
Number of ordinary shares purchased:	2,075,000
Highest price paid per share:	296.3000p
Lowest price paid per share:	289.4000p
Volume weighted average price paid per share:	292.4880p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,320,823,480 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,320,823,480 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4288D_1-2025-4-2.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 119,741,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 298.9876p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 5

4 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	3 April 2025
Number of ordinary shares purchased:	2,150,000
Highest price paid per share:	285.4500p
Lowest price paid per share:	268.5500p
Volume weighted average price paid per share:	276.4207p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,318,741,687 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,318,741,687 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6205D_1-2025-4-3.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 121,891,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 298.5895p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 6

7 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	4 April 2025
Number of ordinary shares purchased:	6,220,000
Highest price paid per share:	263.1000p
Lowest price paid per share:	240.3000p
Volume weighted average price paid per share:	250.0627p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,312,564,387 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,312,564,387 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8125D_1-2025-4-4.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 128,111,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 296.2335p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 7

8 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	7 April 2025
Number of ordinary shares purchased:	6,485,000
Highest price paid per share:	255.0000p
Lowest price paid per share:	226.6500p
Volume weighted average price paid per share:	237.3827p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,308,868,180 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,308,868,180 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0038E_1-2025-4-7.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 134,596,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 293.3980p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 8

9 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	8 April 2025
Number of ordinary shares purchased:	2,520,000
Highest price paid per share:	259.5500p
Lowest price paid per share:	243.1500p
Volume weighted average price paid per share:	252.1215p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,308,634,979 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,308,634,979 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2094E_1-2025-4-8.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 137,116,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 292.6394p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 9

10 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	9 April 2025
Number of ordinary shares purchased:	2,400,000
Highest price paid per share:	248.8500p
Lowest price paid per share:	238.6500p
Volume weighted average price paid per share:	244.0725p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,306,282,906 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,306,282,906 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4046E_1-2025-4-9.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 139,516,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 291.8039p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 10

10 April 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in

●
ordinary shares of the Company with a nominal value of 25 pence each ("Shares"); and
●
American Depositary Shares of the Company (each representing four Shares) ("ADSs")

of which it was notified on 9 April 2025.

The number of Shares and/or ADSs (as appropriate) received by PDMRs and the transaction price of those Shares/ADSs are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2024 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.526 per Share	15,079
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.707 per Share	142
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-04-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2024 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.526 per Share	3,977
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.707 per Share	157
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-04-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2024 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.526 per Share	1,776
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.707 per Share	82
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-04-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.707 per Share	188
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-04-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & Barclays Bank Delaware
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs US06738E2046
b)	Nature of the transaction	Reinvestment of the full year dividend for 2024 by Solium Capital UK Limited in its capacity as administrator of the Global Sharepurchase plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		$13.434 per ADS	9
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-04-08
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.707 per Share	145
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-04-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.707 per Share	94
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-04-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.707 per Share	177
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-04-08
f)	Place of the transaction	Outside a trading venue

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 11

11 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	10 April 2025
Number of ordinary shares purchased:	2,524,000
Highest price paid per share:	264.0000p
Lowest price paid per share:	260.9000p
Volume weighted average price paid per share:	263.4997p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,303,808,075 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,303,808,075 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5992E_1-2025-4-10.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 142,040,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 291.3010p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 12

14 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	11 April 2025
Number of ordinary shares purchased:	2,344,450
Highest price paid per share:	262.0000p
Lowest price paid per share:	251.3000p
Volume weighted average price paid per share:	257.3160p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,301,488,686 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,301,488,686 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7902E_1-2025-4-11.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 144,384,837 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 290.7491p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 13

15 April 2025

Barclays PLC

Notification of director's details

In accordance with Listing Rule 6.4.9R(2), Barclays PLC (the 'Company') confirms that Dawn Fitzpatrick, an independent Non-Executive Director of the Company, has been appointed to the Board of Directors of Under Armour, Inc. as a Non-Executive Director with effect from 15 April 2025.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Marina Shchukina                                            Jon Tracey

+44 (0) 20 7116 2526                                       +44 (0) 20 7116 4755

About Barclays

Barclays is a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.  For further information about Barclays, please visit our website https://home.barclays/.

Exhibit No. 14

17 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	16 April 2025
Number of ordinary shares purchased:	1,996,088
Highest price paid per share:	274.9000p
Lowest price paid per share:	273.5000p
Volume weighted average price paid per share:	274.7450p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,299,648,430 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,299,648,430 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3663F_1-2025-4-16.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 146,380,925 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 290.5309p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 15

22 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	17 April 2025
Number of ordinary shares purchased:	3,165,000
Highest price paid per share:	279.6500p
Lowest price paid per share:	274.2500p
Volume weighted average price paid per share:	277.0553p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,296,521,578 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,296,521,578 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5455F_1-2025-4-17.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 149,545,925 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 290.2457p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 16

23 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	22 April 2025
Number of ordinary shares purchased:	3,175,000
Highest price paid per share:	279.5500p
Lowest price paid per share:	275.6500p
Volume weighted average price paid per share:	278.2581p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,293,401,476 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,293,401,476 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7458F_1-2025-4-22.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 152,720,925 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 289.9965p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 17

24 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	23 April 2025
Number of ordinary shares purchased:	340,343
Highest price paid per share:	290.8000p
Lowest price paid per share:	288.4500p
Volume weighted average price paid per share:	290.1303p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,293,165,710 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,293,165,710 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9378F_1-2025-4-23.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 153,061,268 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 289.9968p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 18

25 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	24 April 2025
Number of ordinary shares purchased:	2,080,000
Highest price paid per share:	293.9000p
Lowest price paid per share:	288.0500p
Volume weighted average price paid per share:	289.8178p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,291,157,407 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,291,157,407 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1298G_1-2025-4-24.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 155,141,268 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 289.9944p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 19

28 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	25 April 2025
Number of ordinary shares purchased:	2,106,000
Highest price paid per share:	292.9000p
Lowest price paid per share:	289.4500p
Volume weighted average price paid per share:	291.1679p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,289,117,440 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,289,117,440 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3192G_1-2025-4-25.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 157,247,268 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 290.0101p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 20

29 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	28 April 2025
Number of ordinary shares purchased:	3,000,000
Highest price paid per share:	298.3000p
Lowest price paid per share:	292.4500p
Volume weighted average price paid per share:	295.8894p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,286,189,714 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,286,189,714 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5071G_1-2025-4-28.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 160,247,268 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 290.1202p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 21

30 April 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	29 April 2025
Number of ordinary shares purchased:	2,980,000
Highest price paid per share:	301.6500p
Lowest price paid per share:	295.5500p
Volume weighted average price paid per share:	298.1231p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,283,253,105 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,283,253,105 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7038G_1-2025-4-29.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 163,227,268 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 290.2663p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755